UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment)

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Subject Company (Issuer))

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Matthew Jenal
Cadogan Management, L.L.C.
149 Fifth Avenue, 15th Floor
New York, NY 10010
(212) 585-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Nathan Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
(212) 848-4000

September 26, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $12,081,277.78	Amount of Filing Fee:	(b) $1,402,64

(a)           Calculated as the estimated aggregate maximum purchase price for Shares.

(b)           Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,402,64
Form or Registration No.:  Schedule TO, Registration No. 005-84076
Filing Party:  Cadogan Opportunistic Alternatives Fund, LLC
Date Filed:  September 26, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 26, 2011 by Cadogan Opportunistic Alternatives Fund, LLC (the “Company”) in connection with an offer by the Company to purchase up to 20% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

This Amendment is being filed to report an extension of the Repurchase Deadline from October 25, 2011 to November 18, 2011.  As such, Members of the Company wishing to tender their Shares pursuant to the Offer will have until 11:59 pm, New York time, on November 18, 2011 to deliver a completed and executed Notice of Intent to Tender (filed as Exhibit C to the Statement) to US Bancorp Fund Services, LLC, as per the instructions set out on the first page of the Notice of Intent to Tender.  All other terms and conditions of the Offer shall remain unchanged.  In particular and for the avoidance of doubt, the applicable Valuation Date with respect to Shares tendered pursuant to the Offer will remain December 30, 2011.

A letter notifying Members of the extension of the Repurchase Deadline and the circumstances surrounding such extension is included herewith as Exhibit A. The changes described in this Amendment and Exhibit A hereto are hereby incorporated by reference into, and supersede any disclosure to the contrary in, the Statement and all Exhibits thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC

By:	/s/ Matthew Jenal
	Name:	Matthew Jenal
	Title:	Director and Treasurer

October 21, 2011

3

EXHIBIT INDEX

A.  Letter Notifying Members of Extension of Repurchase Deadline